Mail Stop 3-9									May 18,
2005

Keith G. Myers
President and Chief Executive Officer
LHC Group, LLC
420 West Pinhook, Rd.
Suite A
Lafayette, Louisiana 70503

Re:	LHC Group, LLC.
	Registration Statement on Form S-1/A
      Filed May 9, 2005
	File Number 333-120792

 Dear Mr. Myers:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Business
1. Please revise the discussion of the cooperative endeavors to disclose the limit on losses attributable to the cooperative endeavor partner.
2. Please disclose when your license leasing arrangements expire. We note the statement that they provide for five year terms but it is not clear when they were entered into. Provide similar disclosure with respect to your management services agreements.
3. Please disclose the leasing fees. For the agreement that provides for escalating fees, disclose the range of leasing fees.

Liquidity and Capital Resources
Future Funding Requirements, page 44

4. We note that your liquidity and capital resources discussion does not mention the contingent convertible minority interest options. As this event represents a known uncertainty that could materially impact liquidity, please provide a discussion of the impact of the settlement of the shares on the company`s liquidity, capital resources and results of operations.

Critical Accounting Policies
Revenue Recognition, pages 46-47

5. Refer to your response to comment 6. Please revise your disclosure to clearly indicate that any adjustments as a result of these estimates have not been material.

Notes to the Financial Statements
Note 2.  Significant Accounting Policies
Accounts Receivable and Allowances for Uncollectible Accounts, page
F-12

6. Refer to your response to comment 9. It remains unclear to us exactly what the amounts disclosed previously, such as the $5.0 million at December 31, 2003, represents. Please explain to us whether our understanding that this represents open billings for completed episodes and in essence is more of a tracking component of the billing system.

      As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Tabatha Akins at (202) 551-3658 or James Atkinson, at (202) 551-3674 if you have questions regarding comments on the financial statements and related matters. Please contact Zafar
Hasan at (202) 551-3653 or me at (202) 551-3715 with any other questions.
   Sincerely,




      Jeffrey Riedler
   Assistant Director

   cc:	Steven Pottle
   	Alston & Bird
   	1201 West Peachtree Street
   	Atlanta, Georgia 30309-3424




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